Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LifeCare Holdings, Inc.:

We consent to the use of our reports dated April 12, 2006, with respect to the consolidated balance sheets of LifeCare Holdings, Inc. as of December 31, 2005 (Successor) and 2004 (Predecessor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the periods August 11, 2005 through December 31, 2005 (Successor), and January 1, 2005 through August 10, 2005 and each of the years in the two-year period ended December 31, 2004 (Predecessor), and related financial statement schedule, included herein and in the registration statement and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Dallas, Texas

May 11, 2006